September 23, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Larry Spirgel

Re:                             MaxPoint Interactive, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 22, 2014
Response dated September 9, 2014
CIK No. 0001611231

Dear Mr. Spirgel:

On behalf of MaxPoint Interactive, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 16, 2014 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted on August 22, 2014 (“Draft Registration Statement No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of Draft Registration Statement No. 2, as applicable.

Prospectus Summary, page 1

Revenue Recognition, pages F-8 and F-36

1.                                      We note your response to comment 3.  Refer to your statement on page 1 that since 2013, your customers have had the ability to directly interface with the MaxPoint Intelligence Platform software service.  Tell us the following:

•                            the extent of a customer’s interface with the MaxPoint Intelligence Platform software service;

Securities and Exchange Commission

September 23, 2014

•                            the difference, if any, in how an advertising campaign is managed if you run your MaxPoint Intelligence Platform software service on behalf of your customers compared to a scenario in which a customer is able to directly interface with that service; and

•                            your consideration of the factors in ASC 605-45-45 for the scenario above and your subsequent conclusions.

In response to the Staff’s comment, the Company respectfully advises the Staff that beginning in 2013, customers have directly, or through advertising agencies acting on their behalf, had the option to directly interact with the MaxPoint Intelligence Platform (the “Platform”) software for the sole and distinct purpose of entering the guidelines or general parameters necessary for the Company to run marketing campaigns. The inputting of guidelines and general parameters is the full extent to which the Company’s customers have had the ability, but not the requirement, to interact directly with the Platform software. If the customer elected not to access the Platform directly, the guidelines and general parameters of the campaign would be communicated to the Company and input into the Platform by Company personnel. The Company is solely responsible for executing the customer’s marketing campaign, once the guidelines and general parameters are input.

The Company further respectfully advises the Staff that there is no difference in how a marketing campaign is managed or executed when the Company inputs customer guidelines and general parameters into the Platform on behalf of its customers as compared to the scenario in which a customer directly inputs the guidelines and general parameters into the Platform.

The Company has evaluated its status as primary obligor in its overall gross vs. net revenue analysis pursuant to ASC 605-45-45 when its customers input their guidelines and general parameters directly into the Platform; the evaluation of many of these factors were described in our letters to you dated August 22, 2014 and September 9, 2014. As such, the Company believes the following indicators support its conclusion that it is the principal in the arrangement when its customers interface directly with the Platform, as the Company:

•                            Has general inventory risk;

•                            Has latitude in establishing price;

•                            Is the primary obligor;

•                            Performs part of the service;

•                            Has discretion in supplier selection;

•                            Is involved in determining service specifications; and

•                            Has credit risk.

The Company further notes that the ability of the customer to input its guidelines and general parameters into the Platform has no impact on the Company’s contractual obligations and services provided. Therefore, the Company has concluded that reporting revenue gross as a principal (consistent with the Company’s conclusion when it directly inputs customer guidelines and general parameters) is appropriate based on the following:

Securities and Exchange Commission

September 23, 2014

•                            The Company has full discretion in what inventory units are acquired and at what price;

•                            The Company utilizes its proprietary technology platform to evaluate variables in making its bid/buying decisions;

•                            The Company is responsible for identifying the target audience to receive the advertisements;

•                            The Company makes all of the buying decisions and determines the characteristics or specifications of all of the inventory units that are purchased;

•                            The Company utilizes its proprietary technology platform to find and acquire inventory units on which the customer’s creative will ultimately be viewed by the targeted audience; and

•                            The Company is solely responsible for delivering targeted advertising impressions for its customers over a specified advertising campaign period.

The Company also respectfully advises the Staff that it continuously evaluates any changes to its service offerings. If the facts and circumstances regarding the usage of the Platform software by customers changes in the future, the Company will reassess its consideration of the factors in ASC 605-45-45 with respect to revenue recognition.

* * * * *

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission

September 23, 2014

Please contact me or, in my absence, Glen R. Van Ligten, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Joseph Epperson

Brad R. Schomber

MaxPoint Interactive, Inc.

Robert V. Gunderson, Jr., Esq.

Glen R. Van Ligten, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Mark G. Borden, Esq.
Erika L. Robinson, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP